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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

American Equity Investment Life Holding Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Contingent Convertible Senior Notes due 2029
(Title of Class of Securities)

025676AH0
(CUSIP Number of Class of Securities)

William R. Kunkel
Executive Vice President—Legal and General Counsel
6000 Westown Parkway
West Des Moines, Iowa 50266
(512) 221-0002
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$69,735,946.79	$9,511.98

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rules 0-11(b)(2) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") based on the bid and asked prices as of August 22, 2013. The transaction valuation was calculated assuming that all of the outstanding $115,839,000 aggregate principal amount of the Company's 5.25% Contingent Convertible Senior Notes due 2029 (the "Notes") will be purchased pursuant to the Exchange Offer. The final purchase price per $1,000 principal amount of Notes will be determined in accordance with the pricing formula described in the Company's Prospectus, dated August 23, 2013, which forms a part of the registration statement on Form S-4 (Registration No. 333-190809) filed on the date hereof with the Securities and Exchange Commission.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by .0001364.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,511.98	Filing Party:	American Equity Investment Life Holding Company
Form or Registration No.:	Form S-4 (Registration No. 333-190809)	Date Filed:	August 23, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTION

        This Amendment No. 5 to the Issuer Tender Offer Statement on Schedule TO (this "Amendment") amends and supplements the Tender Offer statement on Schedule TO filed by American Equity Investment Life Holding Company, an Iowa corporation (the "Company," the "Offeror," "American Equity," "we" or "us") with the Securities and Exchange Commission (the "SEC") on August 23, 2013 (the "Initial Statement"), as previously amended on August 26, 2013 and September 11, 2013, October 18, 2013 and October 21, 2013, and relates to the Company's offer (the "Exchange Offer") to exchange for cash and, in certain circumstances, newly issued shares of the Company's common stock, upon the terms and subject to the conditions set forth in the Company's prospectus dated October 17, 2013 (the "Prospectus"), which forms a part of the Company's Registration Statement on Form S-4 (Registration No. 333-190809), as amended by Amendment No. 1 and Amendment No. 2 to such Registration Statement, relating to the Exchange Offer (as it may be amended or supplemented from time to time, the "Registration Statement") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), which are incorporated by reference herein as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively, any and all of its outstanding 5.25% Contingent Convertible Senior Notes due 2029 (the "Notes").

        Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

        Only the items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus and the Letter of Transmittal remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO, or in the Prospectus or the Letter of Transmittal. You should read this Amendment No. 5 together with the Schedule TO, the Prospectus and the related Letter of Transmittal.

Item 1.    Summary Term Sheet

        The information set forth under Item 1 of the Schedule TO is hereby amended and supplemented by adding the following:

        The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, October 21, 2013. On October 22, 2013, the Company issued a press release announcing that as of the expiration of the Exchange Offer, $29,616,000 in aggregate principal amount of Notes, representing approximately 25.57% of the aggregate outstanding principal amount of Notes, were validly tendered and not validly withdrawn. The Company has accepted for exchange all Notes that were validly tendered and not validly withdrawn. The Company expects to settle the Exchange Offer on October 24, 2013 and to pay an aggregate of approximately $45,020,106 in cash (including accrued and unpaid interest and cash paid in lieu of fractional shares) and issue 1,039,485 shares of common stock to purchase all of the Notes that were validly tendered and not validly withdrawn. The Company intends to pay some or all the cash portion of the Offer Consideration due pursuant to the terms of the Exchange Offer with net proceeds from the Company's recent registered offering of $400 million aggregate principal amount of 6.625% Senior Notes due 2021.

Item 4.    Terms of the Transaction

        Item 4(a) of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth under Items 7(a) and (d) of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 12.    Exhibits.

        Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Prospectus, dated October 17, 2013 (incorporated herein by reference to our filing on October 18, 2013 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iii)	Form of Voluntary Offering Instructions (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iv)	Form of Notice of Withdrawal, (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus, dated August 23, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(5)	Press Release, issued August 23, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on August 23, 2013).

Exhibit Number	Description
(a)(6)	Press Release, issued October 21, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on October 21, 2013).
(a)(7)	Press Release, issued October 22, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on October 22, 2013).
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 22, 2009, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(2)	Form of 5.25% Contingent Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed December 23, 2009).
(d)(3)
Purchase Agreement, dated as of December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(4)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(5)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(6)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(7)	2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(8)	2000 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(9)	American Equity Investment Life Holding Company 2009 Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 9, 2009).
(d)(10)
American Equity Investment Life Holding Company Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.26 to Form 10-Q for the period ended September 30, 2007 filed on November 2, 2007).
(d)(11)
American Equity Investment Life Holding Company Short-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the period ended September 30, 2010 filed on November 9, 2010).
(d)(12)	2010 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed on December 15, 2010).

Exhibit Number	Description
(d)(13)	Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2012 (incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2011 filed on March 1, 2012).
(d)(14)
American Equity Investment Life Holding Company 2011 Director Stock Option Plan (incorporated by reference to Appendix A to Schedule 14A Definitive Proxy Statement for the 2011 annual meeting of stockholders filed on April 25, 2011).
(d)(15)	2012 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed on August 23, 2012).
(d)(16)
Indenture dated December 6, 2004 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(17)	Form of 5.25% Contingent Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(18)
Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (incorporated by reference to Exhibit 14.20 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(19)
Indenture dated December September 22, 2010 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(20)	Form of 3.50% Convertible Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(21)
Purchase Agreement, dated as of September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 22, 2010).
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2013

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
By:	/s/ Ted M. Johnson
	Name:	Ted M. Johnson
	Title:	Chief Financial Officer and Treasurer

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Prospectus, date October 17, 2013 (incorporated herein by reference to our filing on October 18, 2013 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iii)	Form of Voluntary Offering Instructions (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, issued August 23, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on August 23, 2013).
(a)(6)	Press Release, issued October 21, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on October 21, 2013).
(a)(7)	Press Release, issued October 22, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on October 22, 2013).
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 22, 2009, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(2)	Form of 5.25% Contingent Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed December 23, 2009).
(d)(3)
Purchase Agreement, dated as of December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(4)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(5)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(6)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).

Exhibit Number	Description
(d)(7)	2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(8)	2000 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(9)	American Equity Investment Life Holding Company 2009 Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 9, 2009).
(d)(10)
American Equity Investment Life Holding Company Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.26 to Form 10-Q for the period ended September 30, 2007 filed on November 2, 2007).
(d)(11)
American Equity Investment Life Holding Company Short-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the period ended September 30, 2010 filed on November 9, 2010).
(d)(12)	2010 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed on December 15, 2010).
(d)(13)
Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2012 (incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2011 filed on March 1, 2012).
(d)(14)
American Equity Investment Life Holding Company 2011 Director Stock Option Plan (incorporated by reference to Appendix A to Schedule 14A Definitive Proxy Statement for the 2011 annual meeting of stockholders filed on April 25, 2011).
(d)(15)	2012 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed on August 23, 2012).
(d)(16)
Indenture dated December 6, 2004 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(17)	Form of 5.25% Contingent Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(18)
Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (incorporated by reference to Exhibit 14.20 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(19)
Indenture dated December September 22, 2010 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(20)	Form of 3.50% Convertible Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(21)
Purchase Agreement, dated as of September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 22, 2010).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTION
  Item 1. Summary Term Sheet
  Item 4. Terms of the Transaction
  Item 7. Source and Amount of Funds or Other Consideration
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX